EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 ASR No. 333-266599) of Rithm Capital Corp. and Subsidiaries and in the related Prospectus of our report dated February 16, 2024, except for the effects of the restatement disclosed in Note 3, as to which the date is August 12, 2024, with respect to the consolidated financial statements of Rithm Capital Corp. and Subsidiaries, and our report dated February 16, 2024, except for the effect of the material weakness described in the third paragraph of that report, as to which the date is August 12, 2024, with respect to the effectiveness of internal control over financial reporting of Rithm Capital Corp. and Subsidiaries included in this Annual Report (Form 10-K/A) for the year ended December 31, 2023.

/s/ Ernst & Young LLP

New York, New York
August 12, 2024